Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
   The SCO Group, Inc.
We consent to the use of our report dated January 28, 2008, with respect to the consolidated balance sheets of The SCO Group, Inc. and subsidiaries (debtors-in-possession) (collectively, the Company) as of October 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2007, and the financial statement schedule as of and for the years ended October 31, 2007, 2006 and 2005, incorporated by reference in this registration statement. Our report dated January 28, 2008 with respect to the consolidated financial statements includes an explanatory paragraph relating to uncertainties as to the Company’s ability to continue as a going concern.
/s/ Tanner LC
Salt Lake City, Utah
February 15, 2008